SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-01342)	(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]        Form 40-F [X]

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 21, 2003		Signed: Robert V. Horte

	By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

Release: Immediate, April 21, 2003

CANADIAN PACIFIC RAILWAY LIMITED ANNOUNCES EXTENSION
TO ITS SMALL SHAREHOLDER SELLING PROGRAM

CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced a three-month extension of its Small Shareholder Selling Program. The program is now scheduled to expire at 5 p.m. Eastern Time on August 7, 2003. The sale of shares will continue to be executed through the facilities of the Toronto Stock Exchange.

The program provides shareholders owning 99 or fewer shares of CPR at the November 7, 2002, record date the opportunity to sell all of their shares without incurring brokerage commissions. Registered and beneficial holders of shares are eligible to participate.

The extension is being made with the approval of the Toronto Stock Exchange. CPR has retained Computershare Trust Company of Canada (“Computershare”) to manage the program and to handle share transactions and payments. Questions regarding the Small Shareholder Selling Program may be directed to Computershare toll-free in Canada and the United States at 1-866-982-7999 (international at 1-514-982-7800) between 8:30 a.m. and 8 p.m. ET Monday to Friday. Questions may also be submitted at any time by email to caregistryinfo@computershare.com.

Canadian Pacific Railway’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Shareholder Relations
Len Cocolicchio	Gerry Feigel, Assistant Corporate Secretary
Tel.: (403) 319-7591	Tel.: (403) 319-7537
Email: len_cocolicchio@cpr.ca	shareholder@cpr.ca